82-3172



April 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THE QUARTER ENDED 31 MARCH 2004

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the quarter ended 31 March 2004.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Tel: 65.6878 8888
Fax: 65.6222 1035



DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended March 31, 2005.

The Directors have declared a gross interim dividend of 11 cents for each DBSH non-voting convertible preference share ("CPS"), each DBSH non-voting redeemable CPS, and for each DBSH ordinary share. All interim dividends will be paid less 20% Singapore income tax.

The interim dividends will be payable on June 7, 2005. Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed on May 25, 2005 to May 26, 2005, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on May 24, 2005 will be registered to determine shareholders' entitlement to the interim dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the interim dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

April 29, 2005
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Unaudited Financial Results
for the First Quarter ended
March 31, 2005

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents

Page

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
For the period					
Operating income	**1,072**	1,270	(16)	1,027	4
Operating profit before provisions and goodwill amortisation	**563**	756	(26)	486	16
Net profit attributable to equity holders of the parent (before goodwill amortisation)	**412**	592	(30)	426	(3)
Net profit attributable to equity holders of the parent	**412**	482	(15)	316	30
At period-end					
Equity attributable to equity holders of the parent	**16,848**	15,298	10	16,422	3
Customer loans [1/]	**71,060**	65,344	9	69,664	2
Customer deposits	**115,931**	111,938	4	113,206	2
Total assets	**182,272**	176,487	3	175,469	4
Per share (in $)					
Basic earnings excluding goodwill amortisation [2/]	**1.09**	1.59	(31)	1.13	(4)
Basic earnings [2/]	**1.09**	1.29	(16)	0.84	30
Diluted earnings [2/]	**1.06**	1.25	(15)	0.81	31
Net asset value at period-end [3/]					
(i) based on existing ordinary share capital	**10.99**	9.97	10	10.71	3
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**10.80**	9.83	10	10.53	3

Performance ratios

(%)	1st Qtr 2005	1st Qtr 2004	4th Qtr 2004
On a GAAP basis			
Return on assets [2/]	**0.92**	1.15	0.74
Return on equity [2/] [3/]	**9.91**	12.82	7.76
Excluding goodwill amortisation			
Return on assets [2/]	**0.92**	1.41	1.00
Return on equity [2/] [3/]	**9.91**	15.75	10.46
Efficiency and revenue mix ratios			
Cost-to-income ratio (excluding goodwill amortisation)	**47.5**	40.5	52.7
As a percentage of total operating income:			
- net interest income	**61.9**	49.9	61.9
- non-interest income	**38.1**	50.1	38.1
Capital adequacy ratios (at period-end)			
- Tier 1 capital	**10.9**	10.4	11.3
- Total capital	**15.3**	14.5	15.8

Notes:
1/ After deducting cumulative provisions.
2/ Earnings per share, return on assets and return on equity for the quarters are computed on an annualised basis.
3/ Minority interests are not included as equity in the computation of net asset value and return on equity.

Adoption of New and Revised Accounting Standards

The Council on Corporate Disclosure and Governance ("CCDG") recently adopted several new and revised Financial Reporting Standards ("FRS"), which are effective January 1, 2005 for DBSH Group. The key changes include the following:

- FRS 39 Financial Instruments: Recognition and Measurement (revised)
- FRS 102 Share-based Payment
- FRS 103 Business Combinations
- Interpretation of FRS ("INT FRS") 12 Consolidation – Special Purpose Entities (revised)
- FRS 1 Presentation of Financial Statements (revised)

The impact to DBSH Group include: (a) fair value accounting for certain financial instruments including derivatives under FRS 39; (b) share option expensing under FRS 102; and (c) discontinuation of goodwill amortisation under FRS 103. Except for the prospective application of FRS 39 and FRS 103, the other accounting standard changes are applied retrospectively, with the comparative financial results restated to conform to the new accounting standards.

Please see Appendix VI, note 5 for an analysis of the impact to the Group results.

Financial Review

DBSH Group's net profit attributable to equity holders of the parent ("net profit") was $412 million for first quarter 2005, down 15% over first quarter 2004, but was 30% higher over fourth quarter 2004. With the adoption of FRS 103, goodwill amortisation ceases to be charged to the profit and loss account with effect from first quarter 2005. On a comparable basis, net profit before goodwill amortisation in first quarter 2005 declined 30% from first quarter 2004 and 3% from fourth quarter 2004. The year-on-year decline was mainly due to lower net gains from treasury-related activities and investment securities. Compared to fourth quarter 2004, operating profit rose 16% due to a 4% increase in operating income and a 6% decline in operating expenses. The increase was offset by higher provisions as fourth quarter 2004 benefited from write-backs in provisions for securities and general provisions.

- Operating income of $1.072 billion was 16% lower than first quarter 2004, due to a 36% decline in non-interest income from lower treasury gains, mitigated by higher net interest income. Compared to fourth quarter 2004, both net interest and non-interest income rose 4%.

- Operating expenses was down 1% over first quarter 2004 to $509 million in first quarter 2005, mainly due to lower revenue-related expenses as commission expenses paid to remisiers were reduced in tandem with market volumes. Compared to operating expenses incurred in the previous quarter, the 6% decline in operating expenses in first quarter 2005 was mainly due to lower spending on advertising and promotions for retail products, and a decrease in technology and revenue-related expenses.

- Cost-to-income ratio was 47.5% for first quarter 2005, compared to 40.5% for first quarter 2004 and 52.7% for fourth quarter 2004.

- Provision charge of $62 million was 24% higher than first quarter 2004, mainly due to lower loan recoveries compared to first quarter last year. In fourth quarter 2004, there was a provision write-back of $31 million, mainly due to write-backs in provisions made previously for marketable securities as market prices improved, and the adoption of a transitional general provisioning framework under revised MAS provisioning guidelines (MAS Notice 612).

Profit and Loss Account [1]

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Net interest income	**664**	634	5	636	4
Non-interest income	**408**	636	(36)	391	4
Operating income	**1,072**	1,270	(16)	1,027	4
Operating expenses	**(509)**	(514)	(1)	(541)	(6)
Operating profit before provisions [2]	**563**	756	(26)	486	16
Provisions	**(62)**	(50)	24	31	NM
Operating profit [2]	**501**	706	(29)	517	(3)
Share of profits less losses of associated and joint venture companies	**15**	18	(17)	15	-
Net profit before taxation [2]	**516**	724	(29)	532	(3)
Taxation	**(91)**	(119)	(24)	(93)	(2)
Net profit after taxation [2]	**425**	605	(30)	439	(3)
Minority interests	**(13)**	(13)	-	(13)	-
Net profit attributable to equity holders of the parent (before goodwill amortisation)	**412**	592	(30)	426	(3)
Goodwill amortisation	-	(110)	(100)	(110)	(100)
Net profit attributable to equity holders of the parent	**412**	482	(15)	316	30

NM: Not meaningful

Notes:

1/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5)

2/ Goodwill amortisation in prior periods are excluded from these profit numbers to allow better comparability with first quarter 2005

Hong Kong Country Results

For first quarter 2005, net profit after taxation for Hong Kong operations on a Singapore GAAP basis declined 27% from first quarter 2004 to $121 million. The decline was mainly due to lower operating income and higher operating expenses, partly offset by lower provision charges. Compared with fourth quarter 2004, net profit after tax declined 6% due to lower operating income, partly offset by lower operating expenses and lower provision charges. DBS Bank (Hong Kong) Limited divested its stake in Banco de Oro Universal Bank, a bank in the Philippines, recording a $12 million gain in fourth quarter 2004, and a $11 million gain in first quarter 2005.

- Net interest income was down 9% from first quarter 2004 mainly due to the narrower spread between the HKD Prime rate and HIBOR [1/], a run off in higher yielding assets and competitive price pressures on loan yields. This was partly offset by an increase in customer loans. Compared to fourth quarter 2004, net interest income decreased 2% as the spread between the HKD Prime rate and HIBOR continued to narrow.

- The adoption of FRS39 resulted in mark to market losses on derivatives that do not qualify as hedges. Non-interest income therefore declined 29% from first quarter 2004 and 20% from fourth quarter 2004. Moreover, lower income from sales of treasury investment products and lower fee income were recorded in first quarter 2005.

- Operating expenses were 6% higher compared to first quarter 2004 mainly due to increased headcount and salary increments. In fourth quarter 2004, advertising and promotional expenditures were higher.

- Provision charge decreased 72% from first quarter 2004 reflecting the stronger economic environment and property market. The adoption of revised MAS 612 resulted in additional general provisions in fourth quarter 2004 and a write-back in first quarter 2005.

Profit and Loss Account (Based on Singapore Generally Accepted Accounting Principles)[2/]

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Net interest income	**200**	219	(9)	205	(2)
Non-interest income	**99**	139	(29)	124	(20)
Operating income	**299**	358	(16)	329	(9)
Operating expenses	**(151)**	(142)	6	(158)	(4)
Operating profit before provisions	**148**	216	(31)	171	(13)
Provisions	(7)	(25)	(72)	(23)	(70)
Operating profit	**141**	191	(26)	148	(5)
Net profit before taxation	**143**	194	(26)	150	(5)
Net profit after taxation	**121**	165	(27)	129	(6)

Notes:
1/ HIBOR: Hong Kong Interbank Offer Rate
2/ The exchange rate used for all comparative periods is HK$1 = S$0.2115973

Net Interest Income and Net Interest Margin

Exhibit 1
Group Net Interest Income and Net Interest Margin



3,000
2,500
2,000
1,500
1,000
500
0
3
2
1
0
2,645
2,375
2,566
1.79
1.79
1.83
1.75
1.76
634
651
645
636
664
2002
2003
2004
1Q04
2Q04
3Q04
4Q04
1Q05
Net Interest Income
Net Interest Margin (%)

Net interest income for first quarter 2005 at $664 million was up 5% year-on-year, or 9% higher if DBS Thai Danu Bank Public Company Limited ("DTDB") [1/] net interest income was excluded from first quarter 2004. Compared to fourth quarter 2004, net interest income improved 4%.

- The increase in net interest income was largely due to growth in the volume of interest bearing assets, as end-period customer loans grew 14% year-on-year (excluding DTDB) and 2% compared to fourth quarter 2004.
- Net interest margin for first quarter 2005 was 1.76%, lower than 1.79% in first quarter 2004 but marginally higher than the 1.75% reported in fourth quarter 2004. There was continued pricing pressure on mortgage loans, while deposit volumes grew and costs of interbank-pegged deposits increased. These were offset by higher yields for interbank assets, securities and floating-rate corporate loans.

Table 1
Group Net Interest Income and Net Interest Margin [2/]

In $ millions	1st Qtr 2005 Average balance	1st Qtr 2005 Interest	1st Qtr 2005 Average rate (%)	1st Qtr 2004 Average balance	1st Qtr 2004 Interest	1st Qtr 2004 Average rate (%)	4th Qtr 2004 Average balance	4th Qtr 2004 Interest	4th Qtr 2004 Average rate (%)
Customer loans and advances	70,881	606	3.47	65,631	560	3.43	68,482	591	3.43
Interbank items	35,554	188	2.14	33,821	90	1.07	30,026	127	1.69
Securities [3/]	46,602	380	3.31	42,744	302	2.84	46,106	359	3.10
Total interest bearing assets	153,037	1,174	3.11	142,196	952	2.69	144,614	1,077	2.96
Deposits	114,953	264	0.93	110,962	164	0.59	109,395	227	0.83
Others	28,055	246	3.56	23,426	154	2.65	25,061	214	3.39
Total interest bearing liabilities	143,008	510	1.45	134,388	318	0.95	134,456	441	1.31
Net interest income/margin		664	1.76		634	1.79		636	1.75

Notes:
1/ DBS Thai Danu Bank Public Company Limited (DTDB) was deconsolidated on June 25, 2004.
2/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.
3/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Fee and commission income					
Stockbroking	**47**	69	(32)	45	4
Investment banking	**23**	26	(12)	35	(34)
Trade and remittances	**39**	38	3	41	(5)
Loan related	**52**	52	-	39	33
Deposit related	**19**	21	(10)	20	(5)
Credit card	**18**	22	(18)	22	(18)
Fund management	**10**	11	(9)	10	-
Wealth management (unit trust distribution and bancassurance)	**37**	34	9	32	16
Others	**8**	8	-	10	(20)
Total	**253**	281	(10)	254	(0)
Dividend and rental income	**13**	13	-	17	(24)
Other income					
Net gain on treasury related activities (including structured investment products)	**112**	252	(56)	93	20
Net gain on investment securities	**25**	86	(71)	25	-
Net gain on fixed assets	**3**	2	50	-	NM
Others	**2**	2	-	2	-
Total	**142**	342	(58)	120	18
Total non-interest income	**408**	636	(36)	391	4
Non-interest income as a percentage of operating income (%)	**38.1**	50.1		38.1	

NM: Not meaningful

Non-interest income in first quarter 2005 was $408 million, a 36% decline from first quarter 2004, but improved 4% from fourth quarter 2004.

- Fee and commission income was $253 million for first quarter 2005, a 10% decline year-on-year. This was mainly attributable to lower stockbroking income, which was affected by the thinner trading volumes in first quarter 2005. Compared to fourth quarter 2004, fee and commission income was flat. The higher loan syndication fees and wealth management income were offset by lower investment banking income as the previous quarter included investment banking fees from lead-managing real estate investment trusts.

- Year-on-year, other income declined 58% to $142 million in first quarter 2005, driven by lower net gain on treasury activities, as lower profits were recorded on foreign exchange and derivatives products. Net gain on investment securities was also lower in first quarter 2005 as a $46 million gain from the redemption of investment funds managed by third parties was included in first quarter 2004. Compared to fourth quarter 2004, other income improved 18%, as net gain on treasury-related activities was higher.

- The ratio of non-interest income to total operating income was 38.1% for first quarter 2005.

Operating Expenses

Table 3
Group Operating Expenses

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Staff costs	265	257	3	259	2
Occupancy expenses	43	46	(7)	41	5
Technology-related expenses	74	77	(4)	82	(10)
Revenue-related expenses	47	54	(13)	55	(15)
Others	80	80	-	104	(23)
Total operating expenses	509	514	(1)	541	(6)
Cost-to-income ratio (%)	47.5	40.5		52.7	
Staff headcount number (at period-end)	11,649	12,173		11,454	

Operating expenses for first quarter 2005 was $509 million, a decline of 1% year-on-year, and was 6% lower compared to fourth quarter 2004.

- Year-on-year, staff costs rose 3%, mainly due to salary increments. In first quarter 2005, employee share options expenses were recognised as staff costs with the adoption of FRS 102 on Share-based Payment. Retrospective changes to staff costs were made to previous quarters. Compared to first quarter 2004, revenue-related expenses were lower as commission expenses paid to remisiers declined in tandem with business volume.

- Compared to fourth quarter 2004, staff costs rose 2% due to salary increments and increased headcount. Staff headcount at end March 2005 was 11,649, a 2% increase over end December 2004. The increase in staff costs was offset by lower spending on advertising and promotions for retail products, and a decrease in technology and revenue-related expenses.

Provision Charge

Table 4
Group Provision Charge

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Specific provision ("SP")					
Loans					
Singapore	22	17	29	26	(15)
Hong Kong	11	17	(35)	1	NM
Other countries	10	(5)	NM	9	11
Sub-Total	43	29	48	36	19
Securities, properties and other assets	4	1	NM	(53)	NM
Total Specific Provision	47	30	57	(17)	NM
General provision	15	20	(25)	(14)	NM
Total provision charge	62	50	24	(31)	NM
SP (loans) / Average loan (basis point)	24	17		21	

NM: Not meaningful

Total provision charge for first quarter 2005 was $62 million, compared to $50 million charge for first quarter 2004, and a net write-back of $31 million for fourth quarter 2004.

- Year-on-year, specific provision charge for loans increased 48% to $43 million mainly due to lower loan recoveries. In fourth quarter 2004, the $53 million write-back in specific provision for securities, properties and other assets was due to improved valuations.

- General provision charge for first quarter 2005 was $15 million, in tandem with loan growth during the quarter. There was a $14 million write-back in general provision in fourth quarter 2004 following the adoption of a transitional general provisioning framework under the revised MAS provisioning guidelines (MAS Notice 612).

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Total assets	**182,272**	175,469	176,487
Customer loans [1/]	**71,060**	69,664	65,344
Customer deposits	**115,931**	113,206	111,938
Loan-to-deposit ratio (%)	**61.3**	61.5	58.4
Loan and non-trading debt securities-to-deposit ratio (%)	**81.4**	82.0	78.4

Note:
1/ After deducting cumulative provisions.

At March 31, 2005, total assets were $182 billion.

- Compared to end December 2004, customer loans grew 2% to $71.1 billion, led by increases in housing loans and loans granted to building and construction, as well as manufacturing sectors. Customer deposits grew 2% to $115.9 billion, largely accounted for by fixed and current deposits.

- The Group's loan-to-deposit ratio at end March 2005 was 61.3%. Including non-trading debt securities, the ratio of loan and non-trading debt securities to deposits was 81.4%.

Asset Quality

Exhibit 2
Group Non-Performing Loans


($ m)
(%)
6,000
4,000
2,000
0
10
5
0
-5
-10
6.1
5.2
2.5
4.6
3.0
2.6
2.5
2.4
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
S'pore
DTDB
Hong Kong
Other Countries
5RC (excl DTDB)
NPL/Loans

Table 6
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Mar 31 2005	Dec 31 2004	Mar 31 2004
Singapore	**2.3**	2.2	2.7
Hong Kong	**1.8**	2.0	2.6
Regional countries[2/] (excl. DTDB)	**4.0**	5.6	14.7
DTDB	**NA**	NA	26.1
Other countries	**4.9**	5.0	7.8

NA : Not applicable
Notes:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines.

- Non-performing loans ("NPLs") remained stable at $1.9 billion at end March 2005. Out of the $1.9 billion NPLs, $0.6 billion or 30% were restructured NPLs.

- Singapore NPLs were $1 billion and accounted for 51% of the Group's NPLs, while Hong Kong NPLs of $0.5 billion accounted for 24%.

- The ratio of NPLs to the total non-bank loans ("NPL rate") improved from 2.5% at end December 2004 to 2.4% at end March 2005. The NPL rates for Hong Kong, regional countries and other countries operations improved to 1.8%, 4.0% and 4.9% respectively, at end March 2005 due to a higher loan base.

Loan Grading

Of the total $1.9 billion NPLs at end March 2005, 72% were classified as substandard, 9% as doubtful and the remaining 19% in the loss category. 55% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end March 2005 were 201.6% of unsecured NPLs, and 90.0% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$ m
5,000
4,000
3,000
2,000
1,000
0
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
3,114
252
858
2,777
204
799
1,360
169
390
2,523
213
623
1,580
187
415
1,350
185
399
1,360
169
390
1,385
178
365
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$ m
(%)
3,000
2,000
1,000
0
300
200
100
0
2,500
2,387
186.4
1,701
2,271
1,819
1,752
201.6
1,701
1,736
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Mar 31, 2005 NPLs	Mar 31, 2005 Specific provisions	Dec 31, 2004 NPLs	Dec 31, 2004 Specific Provisions	Mar 31, 2004 NPLs	Mar 31, 2004 Specific provisions
Substandard	531	106	351	34	991	116
Doubtful	11	11	10	10	70	54
Loss	45	44	58	58	188	188
Total	587	161	419	102	1,249	358

Table 8
Group Customer Loans

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Gross	**72,453**	71,021	67,298
Less:			
Specific provisions	**570**	554	1,019
General provisions	**823**	803	935
Net total	**71,060**	69,664	65,344
Excluding DTDB:			
Gross			63,842
Less:			
Specific provisions			660
General provisions			753
Net total			62,429
Analysed by Industry			
Manufacturing	**7,697**	7,268	6,912
Building & Construction	**8,725**	6,902	7,941
Housing Loans	**24,412**	24,091	22,888
General Commerce	**7,486**	7,297	7,069
Transportation, Storage & Communications	**5,203**	5,259	5,090
Financial Institutions, Investment & Holding Companies	**6,212**	7,467	4,771
Professionals & Private Individuals (except Housing Loans)	**7,047**	7,038	7,305
Others	**5,671**	5,699	5,322
Total (Gross)	**72,453**	71,021	67,298
Excluding DTDB:			
Manufacturing			5,993
Building & Construction			7,680
Housing Loans			22,523
General Commerce			6,353
Transportation, Storage & Communications			4,917
Financial Institutions, Investment & Holding Companies			4,710
Professionals & Private Individuals (except Housing Loans)			6,943
Others			4,723
Total (Gross)			63,842
Analysed by Currency and Fixed / Variable Rates			
Fixed rate [1/]			
Singapore dollar	**10,235**	10,046	8,961
Hong Kong dollar	**498**	458	353
US dollar	**218**	82	1
Thai baht	**-**	-	930
Others	**241**	342	85
Sub-total	**11,192**	10,928	10,330
Variable rate [2/]			
Singapore dollar	**24,184**	23,899	20,935
Hong Kong dollar	**22,557**	21,432	20,216
US dollar	**10,612**	10,464	9,147
Thai baht	**30**	29	2,354
Others	**3,878**	4,269	4,316
Sub-total	**61,261**	60,093	56,968
Total (Gross)	**72,453**	71,021	67,298

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Table 9
Total Group Deposits

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Deposits of non-bank customers	**115,931**	113,206	111,938
Deposits and balances of banks	**13,708**	10,939	14,062
Total	**129,639**	124,145	126,000
Excluding DTDB:			
Deposits of non-bank customers			108,584
Deposits and balances of banks			13,869
Total			122,453

Table 10
Group Customer Deposits

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Analysed by Currency			
Singapore dollar	**65,046**	62,052	61,254
US dollar	**24,071**	23,709	21,909
Hong Kong dollar	**18,180**	17,900	17,150
Thai baht	**18**	29	3,382
Others	**8,616**	9,516	8,243
Total	**115,931**	113,206	111,938
Analysed by Product			
Savings accounts (include S$ autosave)	**48,823**	49,697	49,361
Current accounts	**13,077**	11,694	12,890
Fixed deposits	**48,839**	45,767	44,403
Other deposits	**5,192**	6,048	5,284
Total	**115,931**	113,206	111,938

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio


(%)
20
15
10
5
0
15.5
15.1
15.8
14.5
15.6
15.4
15.8
15.3
5.2
4.6
4.5
4.1
4.0
3.6
4.5
4.4
Dec 02
Dec 03
Dec 04 1/
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Tier 1
Tier 2

At March 31, 2005, the total Capital Adequacy Ratio ("CAR") for DBSH Group was 15.3% based on MAS capital framework (MAS Notice 637). Tier 1 CAR was 10.9%.

Table 11
Group Capital

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Tier 1 Capital			
Paid ordinary/preference shares	**1,561**	1,559	1,557
Disclosed reserves/others	**17,197**	17,146	15,862
Goodwill	**(6,931)**	(6,931)	(7,261)
	11,827	11,774	10,158
Tier 2 Capital			
Cumulative general provisions	**971**	971	968
Subordinated debts	**4,416**	4,371	3,486
Others	**(613)**	(674)	(471)
	4,774	4,668	3,983
Total Capital	**16,601**	16,442	14,141
Risk Weighted Assets	**108,847**	103,987	97,764

Note:
1/ With effect from 2004, ratios were computed based on MAS Notice 637. Comparatives for 2003 and before were not restated and were computed using the Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Properties	**734**	653	438
Quoted investments	**60**	531	672
Total	**794**	1,184	1,110

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the financial statements amounted to $0.8 billion at end March 2005. The decline in the surpluses in quoted investments was mainly due to the recognition of fair value changes in available-for-sale investments in balance sheet reserves with the adoption of FRS 39 in first quarter 2005.

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions. The total assets, operating income and net profit are stated after elimination of inter-group assets and revenues.

Table 13
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating income	Distribution (%)	Year-to-date Net profit	Distribution (%)
Mar 31, 2005						
Singapore	118,110	67	689	64	275	67
Hong Kong	41,341	24	298	28	124	30
Regional countries	5,489	3	44	4	19	4
Rest of the world	10,401	6	41	4	(6)	(1)
Sub-total	175,341	100	1,072	100	412	100
Goodwill	6,931		-		-	
Total	182,272		1,072		412	
Mar 31, 2004						
Singapore	112,195	66	808	64	376	64
Hong Kong	40,646	24	365	29	168	28
Regional countries	7,761	5	67	5	35	6
Rest of the world	8,624	5	30	2	13	2
Sub-total	169,226	100	1,270	100	592	100
Goodwill	7,261		-		(110)	
Total	176,487		1,270		482	

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, South Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for first quarter 2005 over first quarter 2004.

- **Consumer Banking**

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, loans and home finance, cards, payments and investment products.

The increase in net profit after taxation ($30 million, 25%) was mainly due to higher net interest income resulting from increased deposit volumes and better deposit margins.

- **Enterprise Banking**

Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

The increase in net profit after taxation ($5 million, 6%) was mainly attributable to strong loan and deposit growth and lower provisions from improved asset quality.

- **Corporate and Investment Banking**

Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

The decrease in net profit after taxation ($37 million, 35%) was mainly due to higher provisions including general provisions on higher customer loan volumes.

- **Global Financial Markets**

Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments.

Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services including research, sales and trading for institutional, corporate and private clients and share placement.

The decrease in net profit after taxation ($196 million, 76%) was largely due to lower gains from foreign exchange, equity and interest rate products.

The other segments of the analysis are:

- **Central Treasury Unit**

Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

The decrease in net profit after taxation ($40 million, 49%) was due to lower gapping income resulting from flattening of interest rate yield curves and first quarter 2004 benefiting from profit on sales of bonds.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The following table analyses the results, total assets and total liabilities by business segments:

Table 14

Group Business Segments (1st Qtr 2005)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	414	182	174	170	46	86	1,072
Operating profit before provisions and goodwill amortisation	192	115	102	62	39	53	563
Net profit before taxation and goodwill amortisation	185	101	86	76	44	24	516
Taxation	(35)	(18)	(16)	(15)	(3)	(4)	(91)
Net profit after taxation and before goodwill amortisation	150	83	70	61	41	7	412
Goodwill amortisation							-
Net profit attributable to equity holders of the parent							412
Other Information							
Total assets before goodwill	28,918	16,890	32,587	69,871	24,436	2,639	175,341
Goodwill							6,931
Total assets							182,272
Total liabilities	66,637	16,352	16,149	41,789	2,442	20,914	164,283
Capital expenditure	6	1	1	3	-	10	21
Depreciation	7	4	1	6	2	18	38

Group Business Segments (1st Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	384	182	176	409	108	11	1,270
Operating profit before provisions and goodwill amortisation	177	122	118	296	99	(56)	756
Net profit before taxation and goodwill amortisation	149	94	127	300	100	(46)	724
Taxation	(28)	(18)	(20)	(42)	(19)	8	(119)
Net profit after taxation and before goodwill amortisation	120	78	107	257	81	(51)	592
Goodwill amortisation							(110)
Net profit attributable to equity holders of the parent							482
Other Information							
Total assets before goodwill	27,520	14,534	29,414	69,662	24,856	3,240	169,226
Goodwill							7,261
Total assets							176,487
Total liabilities	65,933	14,063	16,155	40,817	2,649	20,434	160,051
Capital expenditure	4	2	1	3	1	4	15
Depreciation	9	4	1	6	2	21	43

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current periods' presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Profit and Loss Account [1/]

In $ millions	1st Qtr 2005	1st Qtr 2004	+/(-) %	4th Qtr 2004	+/(-) %
Interest income	**1,174**	952	23	1,077	9
Less: Interest expense	**510**	318	60	441	16
Net interest income	**664**	634	5	636	4
Fee and commission income	**253**	281	(10)	254	(0)
Dividend income	**5**	5	-	9	(44)
Rental income	**8**	8	-	8	-
Other income	**142**	342	(58)	120	18
Operating income	**1,072**	1,270	(16)	1,027	4
Less: Staff costs	**265**	257	3	259	2
Depreciation	**38**	43	(12)	33	15
Other operating expenses	**206**	214	(4)	249	(17)
Goodwill amortisation	**-**	110	(100)	110	(100)
Operating expenses	**509**	624	(18)	651	(22)
Operating profit before provisions	**563**	646	(13)	376	50
Less: Provision for loan losses and diminution in value of other assets	**62**	50	24	(31)	NM
Operating profit	**501**	596	(16)	407	23
Add: Share of profits less losses of associated and joint venture companies	**15**	18	(17)	15	-
Net profit before taxation	**516**	614	(16)	422	22
Less: Taxation	**87**	115	(24)	89	(2)
Share of taxation of associated and joint venture companies	**4**	4	-	4	-
Net profit after taxation	**425**	495	(14)	329	29
Attributable to:					
Equity holders of the parent	**412**	482	(15)	316	30
Minority interest	**13**	13	-	13	-
	425	495	(14)	329	29

NM: Not meaningful

Note:

1/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Balance Sheet as at [1/]

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
Equity Attributable to Equity Holders of the Parent			
Share capital	**1,561**	1,559	1,557
Share premium account	**2,223**	2,208	2,178
Treasury shares	**(117)**	(126)	(132)
Non-distributable reserves	**6,716**	6,628	6,509
Revenue reserve	**6,465**	6,153	5,186
	16,848	16,422	15,298
Minority Interests	**1,141**	1,128	1,138
TOTAL EQUITY	**17,989**	17,550	16,436
LIABILITIES			
Deposits and balances of banks	**13,708**	10,939	14,062
Deposits and other accounts of non-bank customers	**115,931**	113,206	111,938
Bills payable	**390**	350	738
Current taxation	**688**	631	603
Deferred tax liabilities	**61**	63	94
Other liabilities	**19,074**	18,833	20,904
Other borrowings and debt securities in issue [2/]	**7,706**	7,533	6,089
- due within one year	**3,045**	3,054	2,051
- due after one year	**4,661**	4,479	4,038
Subordinated term debts (unsecured)	**6,725**	6,364	5,623
- due within one year	**-**	-	25
- due after one year	**6,725**	6,364	5,598
TOTAL EQUITY AND LIABILITIES	**182,272**	175,469	176,487
OFF BALANCE SHEET ITEMS			
Contingent liabilities	**7,633**	8,529	7,296
Commitments	**75,964**	70,774	68,612
Financial derivatives	**1,570,828**	1,518,507	1,413,541

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
ASSETS			
Cash, and balances and placements with central banks	**9,935**	10,479	11,987
Singapore Government securities and treasury bills	**11,470**	11,194	13,192
Trading securities	**14,347**	11,695	11,142
Balances, placements with, and loans and advances to banks	**27,851**	25,168	26,977
Bills receivable from non-bank customers	**2,629**	2,333	2,185
Loans and advances to non-bank customers	**68,431**	67,331	63,159
Investment securities	**24,420**	24,208	23,711
Associated and joint venture companies	**541**	517	543
Goodwill	**6,931**	6,931	7,261
Fixed assets	**1,785**	1,798	1,958
Deferred tax assets	**91**	103	119
Other assets	**13,841**	13,712	14,253
TOTAL ASSETS	**182,272**	175,469	176,487

Notes:

1/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).

2/ Includes secured amount of $1,826 million as at March 31, 2005 (December 31, 2004: $1,814 million; March 31, 2004: $1,385 million). These are mainly secured by properties and securities.

Unaudited Balance Sheet of DBS Group Holdings Ltd as at [1/]

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
EQUITY			
Share capital	1,561	1,559	1,557
Share premium account	2,223	2,208	2,178
Capital redemption reserve	28	28	28
Share option plan reserve	37	35	16
Revenue reserve	2,999	3,000	3,001
TOTAL EQUITY	6,848	6,830	6,780
LIABILITIES			
Current liabilities	5	5	9
Deferred tax liabilities	#	#	#
TOTAL EQUITY AND LIABILITIES	6,853	6,835	6,789

In $ millions	Mar 31 2005	Dec 31 2004	Mar 31 2004
ASSETS			
Balances, placements with, and loans and advances to non-bank customers	3	3	3
Subsidiary companies	6,850	6,832	6,786
TOTAL ASSETS	6,853	6,835	6,789

Other Information

	Mar 31 2005	Dec 31 2004	Mar 31 2004
Net asset value per ordinary share ($)			
(i) Based on existing ordinary share capital	4.54	4.50	4.49
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.39	4.36	4.34

Notes:
1/ *Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).*
2/ #: Insignificant

Unaudited Consolidated Statement of Changes in Shareholders' Equity[2/]

In $ millions	Share Capital	Share Premium	Treasury Shares	Non-distributable Reserves	Revenue Reserve	Minority Interests	Total Equity
Balance at January 1, 2005	1,559	2,208	-	6,585	6,150	1,128	17,630
Adjustment due to change in accounting policy			(126)	43	3		(80)
Balance at January 1, 2005 (restated)	1,559	2,208	(126)	6,628	6,153	1,128	17,550
On adoption of FRS 39 at January 1, 2005				292	(100)		192
Exercise of share options pursuant to the DBSH Share Option Plan	2	13					15
Net exchange translation adjustments during the period				6			6
Share of associated companies' Capital Reserves				2			2
Cost of share-based payments		2	9	(1)			10
Net unrealised loss on financial instruments				(211)			(211)
Net profit after taxation					412	13	425
Balance at March 31, 2005	**1,561** [1/]	**2,223**	**(117)**	**6,716**	**6,465**	**1,141**	**17,989**
Balance at January 1, 2004	1,556	2,171	-	6,499	4,670	1,125	16,021
Adjustment due to change in accounting policy			(138)	11	34		(93)
Balance at January 1, 2004 (restated)	1,556	2,171	(138)	6,510	4,704	1,125	15,928
Exercise of share options pursuant to the DBSH Share Option Plan	1	7					8
Net exchange translation adjustments during the period				(9)			(9)
Cost of share-based payments			6	8			14
Net profit after taxation					482	13	495
Balance at March 31, 2004	1,557	2,178	(132)	6,509	5,186	1,138	16,436

Notes:
1/ During the financial period ended March 31, 2005, DBSH issued 1,226,690 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.
2/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).

Unaudited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd [2/]

In $ millions	Share Capital	Share Premium	Share Option Plan Reserve	Capital Redemption Reserve	Revenue Reserve	Total Equity
Balance at January 1, 2005	1,559	2,208	-	28	3,000	6,795
Adjustment due to change in accounting policy			35			35
Balance at January 1, 2005 (restated)	1,559	2,208	35	28	3,000	6.830
Exercise of share options pursuant to the DBSH Share Option Plan	2	13				15
Cost of share-based payments		2	2			4
Net profit after taxation					(1)	(1)
Balance at March 31, 2005	1,561 [1/]	2,223	37	28	2,999	6,848
Balance at January 1, 2004	1,556	2,171	-	28	3,001	6,756
Adjustment due to change in accounting policy			9			9
Balance at January 1, 2004 (restated)	1,556	2,171	9	28	3,001	6,765
Exercise of share options pursuant to the DBSH Share Option Plan	1	7				8
Cost of share-based payments			7			7
Net profit after taxation					#	#
Balance at March 31, 2004	1,557	2,178	16	28	3,001	6,780

Notes:
1/ During the financial period ended March 31, 2005, DBSH issued 1,226,690 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.
2/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).
3/ # : Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Cash Flow Statement [1/]

In $ millions	1st Qtr 2005	1st Qtr 2004
Cash flows from operating activities		
Net profit before taxation	516	614
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	62	50
Depreciation of fixed assets	38	43
Goodwill amortisation	-	110
Share of profits of associated and joint venture companies	(15)	(18)
Net gain on disposal of fixed assets	(3)	(2)
Net gain on disposal of investment securities	(25)	(86)
Operating profit before changes in operating assets & liabilities	573	711
Increase in:		
Deposits and other accounts of non-bank customers	2,725	3,897
Deposits and balances of banks	2,769	6,565
Other liabilities including bills payable	277	5,469
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(276)	(1,754)
Trading securities	(2,652)	(4,709)
Accounts receivable and other assets	(173)	(2,142)
Balances, placements with, and loans and advances to other banks	(2,683)	493
Loans and advances to non-bank customers including bills receivable	(1,456)	(1,041)
Net cash (used in)/generated from operating activities (1)	(896)	7,489
Cash flows from investing activities		
Dividends from associated companies	11	9
Purchase of fixed assets	(21)	(15)
Net increase in investment securities	(201)	(939)
Proceeds from disposal of fixed assets	4	22
Net cash used in investing activities (2)	(207)	(923)
Cash flows from financing activities		
Increase in share capital and share premium	17	8
Net increase in debt securities and borrowings	534	415
Net cash generated from financing activities (3)	551	423
Exchange translation adjustments (4)	8	(9)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	(544)	6,980
Cash, and balances and placements with central banks as at January 1	10,479	5,007
Cash, and balances and placements with central banks as at March 31	9,935	11,987

Note:

1/ Figures for prior periods have been restated to reflect the adoption of new and revised accounting standards (Appendix VI, note 5).

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

There were 1,492,730,436 issued and fully paid-up ordinary shares at December 31, 2004. During the quarter ended March 31, 2005, 1,226,690 ordinary shares were issued upon the exercise of executive share options, bringing the total outstanding number of ordinary shares to 1,493,957,126 at March 31, 2005. The weighted average number of ordinary shares was 1,493,263,408 for the quarter ended March 31, 2005.

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between January 1, 2005 and March 31, 2005	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Conversion of non-voting CPS	-	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	1,226,690	47,944,623	46,749,383	52,018,883

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China

At March 31, 2005, DBSH Group has exposures to certain countries in the Asia Pacific Region. The exposures are determined based on the location of the credit risk of the customers and counter-parties regardless of where the transactions are booked.

The Group's net exposure in the 5 Regional Countries was $13.1 billion at March 31, 2005. Exposure to the 5 Regional Countries amounted to 7.2% of the Group's Total Assets.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at March 31, 2005 are as follows:

In $ millions	Loans and debt securities				Less:	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments	Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	6,880	2,082	4,956	1,449	2,290	13,077	7.2%	198
Malaysia	2,303	258	1,994	81	1,423	3,213	1.8%	139
Indonesia	554	452	763	223	301	1,691	0.9%	25
Thailand	140	8	85	413	39	607	0.3%	34
Korea	3,699	1,184	2,001	12	526	6,370	3.5%	-
The Philippines	184	180	113	720	1	1,196	0.7%	#
Hong Kong	3,813	2,645	25,975	11,470	13,719	30,184	16.6%	457
China	2,521	75	1,387	46	1,008	3,021	1.7%	61
TOTAL	**13,214**	**4,802**	**32,318**	**12,965**	**17,017**	**46,282**	**25.4%**	**716**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.
3/ # : Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	6,092	1,999	3,808	1,307	2,137	11,069	6.3%	195
Malaysia	2,064	255	1,794	81	1,357	2,837	1.6%	136
Indonesia	464	285	673	68	165	1,325	0.7%	25
Thailand	184	49	81	406	39	681	0.4%	34
Korea	3,194	1,230	1,144	18	575	5,011	2.9%	-
The Philippines	186	180	116	734	1	1,215	0.7%	#
Hong Kong	3,628	2,500	24,842	11,323	13,431	28,862	16.5%	471
China	2,114	73	1,137	66	821	2,569	1.5%	71
TOTAL	**11,834**	**4,572**	**29,787**	**12,696**	**16,389**	**42,500**	**24.2%**	**737**

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at March 31, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,885	1,585	6,909	933	1,762	12,550	7.1%	1,386
Malaysia	1,154	35	1,362	88	1,015	1,624	0.9%	212
Indonesia	223	181	524	71	202	797	0.4%	36
Thailand (excluding DTDB)	265	17	143	63	217	271	0.2%	186
Korea	3,185	834	1,294	2	327	4,988	2.8%	-
The Philippines	43	184	96	561	1	883	0.5%	5
DTDB [3/]	15	334	3,490	148	-	3,987	2.3%	947
Hong Kong	3,742	3,006	23,668	11,796	13,724	28,488	16.1%	584
China	1,202	32	991	56	502	1,779	1.0%	118
TOTAL	**9,829**	**4,623**	**31,568**	**12,785**	**15,988**	**42,817**	**24.2%**	**2,088**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated on June 25, 2004.

4/ # : Insignificant

3. Non-Performing Loans and Provisions

At March 31, 2005, DBSH Group's total non-performing loans ("NPLs") amounted to $1.928 billion. Out of the total NPLs of $1.928 billion, $1.067 billion (55%) were secured by collateral.

Details of DBSH Group's NPLs and provisions at March 31, 2005 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	979	457	198	294	1,928
- Substandard	689	333	121	242	1,385
- Doubtful	95	54	2	27	178
- Loss	195	70	75	25	365
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.2%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.3%	1.8%	4.0%	4.9%	2.4%
Total Cumulative Provisions	936	448	171	181	1,736
- Specific provisions	384	152	94	70	700
- General provisions	552	296	77	111	1,036
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.2%	0.1%	0.1%	1.0%
- NPLs in the respective countries	96%	98%	87%	61%	90%
- Unsecured NPLs in the respective countries	215%	265%	162%	120%	202%

Details of DBSH Group's NPLs and provisions at December 31, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	958	471	195	295	1,919
- Substandard	674	341	107	238	1,360
- Doubtful	80	51	-	38	169
- Loss	204	79	88	19	390
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.2%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.2%	2.0%	5.6%	5.0%	2.5%
Total Cumulative Provisions	905	443	155	198	1,701
- Specific provisions	359	159	92	76	686
- General provisions	546	284	63	122	1,015
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.1%	0.1%	1.0%
- NPLs in the respective countries	94%	94%	80%	67%	89%
- Unsecured NPLs in the respective countries	221%	257%	149%	87%	186%

Notes:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

2/ Regional countries include Malaysia, Indonesia, Thailand, Korea and the Philippines

3. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at March 31, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2/] DTDB [3/]	Regional Countries[2/] Others	Other Countries	Total
Non-Performing Loans	1,060	584	947	439	329	3,359
- Substandard	766	432	761	302	262	2,523
- Doubtful	68	37	22	46	40	213
- Loss	226	115	164	91	27	623
NPLs as a % of Group total assets	0.6%	0.3%	0.5%	0.3%	0.2%	1.9%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.7%	2.6%	26.1%	14.7%	7.8%	4.6%
Total Cumulative Provisions	765	413	541	383	169	2,271
- Specific provisions	388	180	359	184	88	1,199
- General provisions	377	233	182	199	81	1,072
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.3%	0.2%	0.1%	1.3%
- NPLs in the respective countries	72%	71%	57%	87%	51%	68%
- Unsecured NPLs in the respective countries	191%	197%	118%	116%	54%	132%

Notes:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries include Malaysia, Indonesia, Thailand, Korea and the Philippines
3/ Includes special general provision for regional exposures and additional specific provision for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

	March 31, 2005		December 31, 2004		March 31, 2004	
In $ millions	NPLs	Specific Provisions	NPLs	Specific Provisions	NPLs	Specific Provisions
Customer loans						
Manufacturing	**406**	**172**	365	175	802	324
Building and Construction	**177**	**55**	237	58	354	87
Housing Loans	**242**	**67**	253	67	307	83
General Commerce	**238**	**98**	186	75	500	254
Transportation, Storage and Communications	**25**	**9**	27	10	73	9
Financial Institutions, Investment and Holding Companies	**193**	**56**	201	58	145	51
Professionals and Private Individuals (except Housing Loans)	**245**	**108**	239	105	280	127
Others	**244**	**72**	255	78	635	153
Sub-total	**1,770**	**637**	1,763	626	3,096	1,088
Debt securities	**138**	**53**	138	52	172	78
Contingent items	**20**	**10**	18	8	91	33
Total	**1,928**	700	1,919	686	3,359	1,199

3. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Period Overdue

In $ millions	March 31, 2005	December 31, 2004	March 31, 2004
Non-default	800	744	1,427
Default loans	1,128	1,175	1,932
Less than 3 months	303	339	477
3 to 6 months	143	157	223
Over 6 months	682	679	1,232
Total	1,928	1,919	3,359

4. Daily Earnings at Risk and Trading Income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from April 1, 2004 to March 31, 2005.

		April 1, 2004 to March 31, 2005		
In $ millions	**As at March 31, 2005**	**Average**	**High** 1/	**Low** 1/
Interest rate	28.4	29.2	39.8	22.9
FX	8.0	6.2	15.6	2.7
Equity	6.4	6.2	14.6	3.1
Diversification effect	(15.8)	(14.6)	-	-
Total	27.0	27.0	38.4	20.7

Note:
1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from April 1, 2004 to March 31, 2005.


Group DEaR for Trading Book
45
40
35
30
25
20
15
10
5
0
No. of Days
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
DEaR ($ millions)


Daily Distribution of Group Trading Income
50
45
40
35
30
25
20
15
10
5
0
No. of days
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
>24-26
>26-28
Trading income ($ millions)

5. Adoption of New and Revised Accounting Standards

Financial Reporting Standards ("FRS") 39, Financial Instruments: Recognition and Measurement

The implementation of FRS 39 had a significant impact on certain financial assets and liabilities. An opening adjustment was made, representing unrealised gains or losses on certain financial assets and financial liabilities including derivatives to be measured at fair value on January 1, 2005. The differences between carrying amount and fair value were adjusted to revaluation and revenue reserves.

FRS 39 is applied prospectively, and the comparative figures for 2004 are not restated as prescribed by the Standard. On January 1, 2005, the following transitional adjustments were made:

In $ millions	Revaluation reserves as at January 1, 2005	Revenue reserves as at January 1, 2005	Total
+/(-)	$'m	$'m	$'m
Fair valuation of:			
- Investments (bonds and equities)	292	29	321
- Derivatives	-	(123)	(123)
	292	(94)	198
Hedge accounting	-	(6)	(6)
	292	(100)	192

Note:
1/ Figures above are shown net of taxes.

FRS 102, Share-based Payment

FRS 102 requires an expense to be recognised where DBSH Group pays for goods or services using shares or other equity instruments (equity-settled transactions), or using other assets equivalent in value to a given number of shares or other equity instruments (cash-settled transactions).

DBSH Group is required to expense off share options and shares awarded to staff and directors under its share-based incentive plans (namely DBSH Share Option Plan; DBSH Performance Share Plan; DBSH Employee Share Plan) with a corresponding increase in equity. This resulted in reductions of $10 million and $32 million to revenue reserves, and increases in equity by $11 million and $43 million as at January 1, 2004 and as at January 1, 2005 respectively.

FRS 103, Business Combinations

The effect of the adoption of FRS 103 is that upon acquisition of subsidiaries or business undertakings, DBSH Group will include items like intangible assets and contingent liabilities as part of the identifiable assets and liabilities acquired, at their fair values as at the acquisition date. There were no major acquisitions by DBSH Group in first quarter 2005.

Additionally, the adoption of FRS 103 requires DBSH Group to cease goodwill amortisation to the profit and loss account. Goodwill should also be reviewed for impairment annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) in accordance with FRS 36, "Impairment of Assets" (revised in 2004), from January 1, 2005 onwards. The cessation of goodwill amortisation has resulted in cost savings of $110 million in first quarter 2005.

Interpretation of FRS ("INT FRS") 12, Consolidation – Special Purpose Entities

The revised INT FRS 12 has been amended to mandate the consolidation of employee benefit trusts set up for the purpose of an entity's share-based payment arrangement(s). Arising from consolidation of these trusts, the DBSH shares held by the trusts will be accounted for as "Treasury Shares" in accordance with FRS 32 "Financial Instruments: Disclosure and Presentation". The impact of INT FRS 12 is as follows:

- the reversal of prior period provisions on Treasury Shares of $44 million and $35 million in revenue reserves as at January 1, 2004 and January 1, 2005 respectively.

- the recognition of $126 million of DBSH Group Holdings Ltd shares held by the employee benefit trusts for the purposes of DBSH Group's Performance Share Plan and Employee Share Plan as at January 1, 2005 (January 1, 2004: $138 million). These shares are netted against the equity of DBSH Group.

FRS 1, Presentation of Financial Statements

The revised FRS 1 requires disclosure on the face of the income statement of the following:
- the profit or loss for the period, and
- the allocation of this amount between that attributable to minority interest and that attributable to equity holders of the parent.

A similar requirement has been added for the statement of changes in equity. FRS 1 also requires disclosure, on the face of the statement of changes in equity, of total income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interest.

The financial statements presented conform to the revised FRS 1 requirements.



April 30, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

enc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,146,746	1,494,146,746	Before Exercise	47,755,003
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,200	1,200	Less Exercise	(1,200)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,147,946	1,494,147,946	After Exercise	47,753,803

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : 

Designation : Assistant Secretary

Date : April 30, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,200	$10.40	$12,480.00	
1,200	Total value of shares exercised =	$12,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

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- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

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Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

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Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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( ) **Allottee is NOT an Individual**

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Shareholder Category : *	**Individual**
Identification No. : *	E725978(A) [Retrieve Details]
Identification Type : *	PASSPORT/ OTHERS
Name : *	YEUNG MEI FONG
Nationality :	CHINESE (336)
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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/04/2005 (dd/mm/yyyy)

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494147946.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494147946.00**	**86084215.00**	**0.00**




PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/04/2005

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Receipt No. : ACR0000001156178A

Transaction No.	Company Registration No.	Company Name
C050170051	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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Receipt No : ACR0000001156178A

Date/Time : 30/04/2005 10:48

Transaction No : C050170051

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DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,174.00

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DBS

April 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

enc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,960 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,494,133,786 12,960 1,494,146,746	1,494,133,786 12,960 1,494,146,746	Before Exercise Less Exercise After Exercise	47,767,963 (12,960) 47,755,003

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : April 27, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,960	$10.40	$134,784.00	
12,960	Total value of shares exercised =	$134,784.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


PAYMENTS



bizFILE

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001149236A

Transaction No.	Company Registration No.	Company Name
C050162160	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001149236A

Date/Time : 27/04/2005 11:40

Transaction No : C050162160

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,204.00

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[illegible]	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12960		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital [illegible] | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D389154(3)	WU CHING LUK	Individual
S1185328E	LEE HONG KIT	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1185328E [Retrieve Details]

Identification Type : * NRIC

Name : * LEE HONG KIT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538453 [Retrieve Address]

Block/House No. : 31

Street Name : **HOW SUN WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7960

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/04/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital Increase in Capital | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D389154(3) Retrieve Details



Identification Type : * PASSPORT/ OTHERS

Name : * WU CHING LUK



Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 8/F, BLOCK 3, VILLA ESPLANADA, TSING YI, N.T.

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/04/2005 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Details

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494146746.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494146746.00**	**86084215.00**	**0.00**



April 26, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,460 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,131,326	1,494,131,326	Before Exercise	47,770,423
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,460	2,460	Less Exercise	(2,460)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,133,786	1,494,133,786	After Exercise	47,767,963

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : 

Designation : Assistant Secretary

Date : April 26, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,460	$10.40	$25,584.00	
2,460	Total value of shares exercised =	$25,584.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: (dd/mm/yyyy)

Resolution Type *: Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2460		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6907588F [Retrieve Details]

Identification Type : * NRIC

Name : * SIM KWANG YONG WARREN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 542258 [Retrieve Address]

Block/House No. : 258B

Street Name : **COMPASSVALE ROAD**

Unit : # 13 - 561

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2460

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494133786.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494133786.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001147418A

Transaction No.	Company Registration No.	Company Name
C050160177	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001147418A

Date/Time : 26/04/2005 12:51

Transaction No : C050160177

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,214.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

April 25, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-



Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,129,326	1,494,129,326	Before Exercise	47,772,423
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,131,326	1,494,131,326	After Exercise	47,770,423

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : April 25, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Particulars of Allottee | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G250440(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAI KWOK WAH

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 13/F, BLOCK 26, LAGUNA CITY
KWUN TONG, KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494131326.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494131326.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001146366A

Transaction No.	Company Registration No.	Company Name
C050159139	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001146366A

Date/Time : 25/04/2005 18:36

Transaction No : C050159139

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,244.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

RECEIVED
2005 MAY -5 A 9:
OFFICE OF ... CORPORATE ...

April 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

enc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,700 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,126,626	1,494,126,626	Before Exercise	47,775,123
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,700	2,700	Less Exercise	(2,700)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,129,326	1,494,129,326	After Exercise	47,772,423

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : April 23, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,700	$10.40	$28,080.00	
2,700	Total value of shares exercised =	$28,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2700		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D476001(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KU CHO MING STANLEY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F THE CENTER, 99 QUEEN'S ROAD CENTRAL

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494129326.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494129326.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001144394A

Transaction No.	Company Registration No.	Company Name
C050156942	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/04/2005 11:24

Receipt No	: ACR0000001144394A
Transaction No	: C050156942
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,439.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

RECEIVED

2005 MAY -5 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,494,123,626 3,000 1,494,126,626	1,494,123,626 3,000 1,494,126,626	Before Exercise Less Exercise After Exercise	47,778,123 (3,000) 47,775,123

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Jeannie Hui Authorised Signature : ....

Designation : Assistant Secretary Date : April 21, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.27	$36,810.00	
3,000	Total value of shares exercised =	$36,810.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**



Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)



Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
K455464(7)	YIP KWOK KWAN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **K455464(7)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * YIP KWOK KWAN

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- ◯ Local
- ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16/F MAN YEE BUILDING,
68 DES VOUEX ROAD, CENTRAL, HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		3000	3000

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 3000

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 21/04/2005

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494126626.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494126626.00**	**86084215.00**	**0.00**



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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001141522A

Transaction No.	Company Registration No.	Company Name
C050153924	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001141522A
Transaction No	: C050153924
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/04/2005 15:29

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,554.00

This is a computer-generated receipt. No signature is required.

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DBS

April 19, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,100,926	1,494,100,926	Before Exercise	47,800,823
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	20,000	20,000	Less Exercise	(20,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,494,120,926	1,494,120,926	After Exercise	47,780,823

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham Authorised Signature : ....

Designation : Assistant Secretary Date : April 19, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$12.93	$258,600.00	
20,000	Total value of shares exercised =	$258,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * P239644(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * TEW KIM CHUAN

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : BLK 17, 18/F, FLAT F, SOUTH HORIZONS, AP LEI CHAU

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494120926.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494120926.00**	**86084215.00**	**0.00**

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001137762A

Transaction No.	Company Registration No.	Company Name
C050149837	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001137762A

Date/Time : 19/04/2005 15:49

Transaction No : C050149837

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,629.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,160 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,494,094,766 6,160 1,494,100,926	1,494,094,766 6,160 1,494,100,926	Before Exercise Less Exercise After Exercise	47,806,983 (6,160) 47,800,823

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : 

Designation : Assistant Secretary

Date : April 19, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,160	$10.40	$64,064.00	
6,160	Total value of shares exercised =	$64,064.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S00475677Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6160		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital Member Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0156263J	PETER YOW CHUNG WAH	Individual
S1805337C	FOO SHER LENG PHYLLIS	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S01562633 Retrieve Details

Identification Type : * NRIC

Name : * PETER YOW CHUNG WAH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 809176 Retrieve Address

Block/House No. : 17

Street Name : **JALAN JARAK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3160

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1805337C [Retrieve Details]

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119 [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494100926.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494100926.00**	**86084215.00**	**0.00**





Payment Application

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : (•) Deposit Account Service
( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 19/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001137738A

Transaction No.	Company Registration No.	Company Name
C050149815	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001137738A

Date/Time : 19/04/2005 15:44

Transaction No : C050149815

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,639.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

April 20, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,700 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,120,926	1,494,120,926	Before Exercise	47,780,823
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,700	2,700	Less Exercise	(2,700)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,123,626	1,494,123,626	After Exercise	47,778,123

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature :  ....

Designation : Assistant Secretary

Date : April 20, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,700	$10.40	$28,080.00	
2,700	Total value of shares exercised =	$28,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2700		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D279767(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG PIK CHUN FLORENCE

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E 23/F 130 CAINE ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494123626.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494123626.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001138967A

Transaction No.	Company Registration No.	Company Name
C050151166	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001138967A	Date/Time : 20/04/2005 11:57
Transaction No	: C050151166	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,584.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

April 15, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,076,146	1,494,076,146	Before Exercise	47,825,603
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,078,146	1,494,078,146	After Exercise	47,823,603

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : April 15, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Interest Information | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * K392715(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * SUEN PUI SHAN PAMELA

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 22/F TOWER 3, RAMBLER CREST, TSING YI, N.T.
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/04/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494078146.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494078146.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001133746A

Transaction No.	Company Registration No.	Company Name
C050145512	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001133746A

Date/Time : 15/04/2005 16:33

Transaction No : C050145512

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,694.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

April 18, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,080,146	1,494,080,146	Before Exercise	47,821,603
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	4,000	4,000	Less Exercise	(4,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,494,084,146	1,494,084,146	After Exercise	47,817,603

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : 

Designation : Assistant Secretary

Date : April 18, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.93	$51,720.00	
4,000	Total value of shares exercised =	$51,720.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
L1549317	CHAN KWOK KEUNG DENNIS	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * L1549317 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN KWOK KEUNG DENNIS

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 40TH FLOOR, TOWER 1, LEE SAISONS,
28 TAI ON STREET, SAI WAN HO, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494084146.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494084146.00**	**86084215.00**	**0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/04/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001135974A

Transaction No.	Company Registration No.	Company Name
C050147992	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001135974A	Date/Time : 18/04/2005 16:40
Transaction No	: C050147992	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,669.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,494,078,146 2,000 1,494,080,146	1,494,078,146 2,000 1,494,080,146	Before Exercise Less Exercise After Exercise	47,823,603 (2,000) 47,821,603

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui | Authorised Signature : ....

Designation : Assistant Secretary | Date : April 18, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$12.27	$24,540.00	
2,000	Total value of shares exercised =	$24,540.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
L1549317	CHAN KWOK KEUNG DENNIS	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **L1549317**

Identification Type : * **PASSPORT/ OTHERS**

Name : * CHAN KWOK KEUNG DENNIS

Nationality : * AUSTRALIAN (701)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 40TH FLOOR, TOWER 1, LEE SAISONS,

28 TAI ON STREET, SAI WAN HO, HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		2000	2000

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for *subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 2000

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 18/04/2005

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494080146.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494080146.00**	**86084215.00**	**0.00**



18/4

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001135892A

Transaction No.	Company Registration No.	Company Name
C050147899	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001135892A

Date/Time : 18/04/2005 16:19

Transaction No : C050147899

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,679.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,620 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,494,084,146 10,620 1,494,094,766	1,494,084,146 10,620 1,494,094,766	Before Exercise Less Exercise After Exercise	47,817,603 (10,620) 47,806,983

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : 

Designation : Assistant Secretary

Date : April 18, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,620	$10.40	$110,448.00	
10,620	Total value of shares exercised =	$110,448.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10620		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G653356(5)	CHUI YAT LEUNG	Individual
L1549317	CHAN KWOK KEUNG DENNIS	Individual
S1114149H	JAYAPRAKASH S/O VISWAMBHARAN	Individual
S7303121D	YEO KOON MENG BENJAMIN	Individual

Return of Allotment of Shares

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * L1549317 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN KWOK KEUNG DENNIS

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 40TH FLOOR , TOWER 1, LES SAISONS,
28 TAI ON STREET, SAI WAN HO, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1114149H [Retrieve Details]

Identification Type : * NRIC

Name : * JAYAPRAKASH S/O VISWAMBHARAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417023 [Retrieve Address]

Block/House No. : 86F

Street Name : **LORONG MELAYU**

Unit : # -

Building/Estate Name : **MALAYSIA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7303121D [Retrieve Details]

Identification Type : * NRIC

Name : * YEO KOON MENG BENJAMIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 327978 [Retrieve Address]

Block/House No. : 19

Street Name : **ST. MICHAEL'S ROAD**

Unit : # 08 - 01

Building/Estate Name : **ST. MICHAEL'S CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3460

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G653356(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHUI YAT LEUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : RM 1607, BLOCK 31
HENG FA CHUEN, CHAI WAN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1860

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494094766.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494094766.00**	**86084215.00**	**0.00**



8/4

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZ]... 18/04/2005

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001136154A

Transaction No.	Company Registration No.	Company Name
C050148169	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001136154A	Date/Time : 18/04/2005 17:18
Transaction No	: C050148169	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,659.00

This is a computer-generated receipt. No signature is required.

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DBS

RECEIVED

2005 MAY ...

OFFICE OF ... CORPORATE ...

April 14, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,054,346	1,494,054,346	Before Exercise	47,847,403
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	7,200	7,200	Less Exercise	(7,200)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,061,546	1,494,061,546	After Exercise	47,840,203

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : April 14, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,200	$12.93	$93,096.00	
7,200	Total value of shares exercised =	$93,096.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting :

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | [illegible] | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D057190(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN YIU SUN ANDREW

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G7 GREENVIEW GARDENS, 125 ROBINSON ROAD
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494061546.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494061546.00**	**86084215.00**	**0.00**


bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001131798A

Transaction No.	Company Registration No.	Company Name
C050143401	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001131798A

Date/Time : 14/04/2005 16:21

Transaction No : C050143401

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,714.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,061,546	1,494,061,546	Before Exercise	47,840,203
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	11,600	11,600	Less Exercise	(11,600)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,494,076,146	1,494,076,146	After Exercise	47,825,603

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham | Authorised Signature : ....

Designation : Assistant Secretary | Date : April 14, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,600	$10.40	$151,840.00	
14,600	Total value of shares exercised =	$151,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Section 161 | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | [illegible] | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D034073(2)	ARTHUR WONG MAN SEUNG	Individual
S2590884H	LIM YIN KIAT @ LIM ZIN KIAT	Individual

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2590884H [Retrieve Details]

Identification Type : * NRIC

Name : * LIM YIN KIAT @ LIM ZIN KIAT

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787775 [Retrieve Address]

Block/House No. : 207

Street Name : **TAGORE AVENUE**

Unit : # -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D034073(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * ARTHUR WONG MAN SEUNG

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 810 TAI HANG TERRACE, 5 CHUN FAI ROAD

JARDINES LOOKOUT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494076146.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494076146.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001131824A

Transaction No.	Company Registration No.	Company Name
C050143424	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001131824A

Date/Time : 14/04/2005 16:28

Transaction No : C050143424

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,704.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

RECEIVED

2005 MAY -5 A 9:2?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 13, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,680 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,494,047,666 6,680 1,494,054,346	1,494,047,666 6,680 1,494,054,346	Before Exercise Less Exercise After Exercise	45,432,153 (6,680) 45,425,473

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : 

Designation : Assistant Secretary

Date : April 13, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,680	$10.40	$69,472.00	
6,680	Total value of shares exercised =	$69,472.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddhhmmsstt

Browse...

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6680		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D430709(8)	CHEUNG WAI MING ALAN	Individual
S0128293Z	HO TIONG YONG AARON	Individual
S1124881J	KOH SIEW LENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1124881J [Retrieve Details]

Identification Type : * NRIC

Name : * KOH SIEW LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229622 [Retrieve Address]

Block/House No. : 69

Street Name : **CAVENAGH ROAD**

Unit : # 02 - 356

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 860

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S01282932 [Retrieve Details]

Identification Type : * NRIC

Name : * HO TIONG YONG AARON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150086 [Retrieve Address]

Block/House No. : 86

Street Name : **REDHILL CLOSE**

Unit : # 10 - 606

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1620

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/04/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D430709(8) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHEUNG WAI MING ALAN

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 8,11/F, BLOCK D CHEUNG WO COURT
KWUN TONG, KOWLOON

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494054346.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494054346.00**	**86084215.00**	**0.00**

13/4

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001128998A

Transaction No.	Company Registration No.	Company Name
C050140528	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001128998A

Date/Time : 13/04/2005 09:50

Transaction No : C050140528

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 729.00

This is a computer-generated receipt. No signature is required.

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DBS

RECEIVED

2005 [illegible]

OFFICE OF [illegible] CORPORATE [illegible]

April 12, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,494,046,466 1,200 1,494,047,666	1,494,046,466 1,200 1,494,047,666	Before Exercise Less Exercise After Exercise	45, 433,353 (1,200) 45,432,153

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham — Authorised Signature : ....

Designation : Assistant Secretary — Date : April 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,200	$10.40	$12,480.00	
1,200	Total value of shares exercised =	$12,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Issued Capital & Allotted Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D819651(7) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG HANG CHE

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2/F 20E YEUNG SIU HANG TSUEN TUEN MUN N.T.

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Details

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494047666.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494047666.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/04/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001128149A

Transaction No.	Company Registration No.	Company Name
C050139698	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001128149A

Date/Time : 12/04/2005 16:05

Transaction No : C050139698

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 739.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

RECEIVED

2005 MAY -5 A

OFFICE OF ... CORPORATE ...

April 11, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,026,386	1,494,026,386	Before Exercise	45,453,433
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	10,000	10,000	Less Exercise	(10,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,036,386	1,494,036,386	After Exercise	45,443,433

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Authorised Signature : 

Designation : Assistant Secretary Date : April 11, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$12.93	$129,300.00	
10,000	Total value of shares exercised =	$129,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting :

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Particulars of allottee | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E615313(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHUNG CHIK KAU

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *

( ) Local

(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 27/F, BLOCK 4

CITY GARDEN NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494036386.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494036386.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001126266A

Transaction No.	Company Registration No.	Company Name
C050137788	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001126266A
Transaction No	: C050137788
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/04/2005 16:35

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 759.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,080 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,036,386	1,494,036,386	Before Exercise	45,443,433
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	10,080	10,080	Less Exercise	(10,080)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,494,046,466	1,494,046,466	After Exercise	45,433,353

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : April 11, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,080	$10.40	$104,832.00	
10,080	Total value of shares exercised =	$104,832.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

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(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash)

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10080		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D078087(2)	YEUNG CHOI FUNG AMY	Individual
E615313(9)	CHUNG CHIK KAU	Individual
E863153(4)	NG CHUN WING LOUIS	Individual

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D078087(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * YEUNG CHOI FUNG AMY

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : NO. 4 PARK ROAD, PARKWAY COURT, TOWER A, 8/F
FLAT 05, MID-HOUSE, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E615313(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHUNG CHIK KAU

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 27/F, BLOCK 4
CITY GARDEN NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottee Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E863153(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * NG CHUN WING LOUIS

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 8A, TOWER 4, VISTA PARADISO
MA ON SHAN, N.T. HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5580

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494046466.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494046466.00**	**86084215.00**	**0.00**

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001126363A

Transaction No.	Company Registration No.	Company Name
C050137888	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001126363A

Date/Time : 11/04/2005 16:55

Transaction No : C050137888

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 749.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

RECEIVED

2005 MAY -5 A 9:27

April 8, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,494,012,356 9,200 1,494,021,556	1,494,012,356 9,200 1,494,021,556	Before Exercise Less Exercise After Exercise	45,467,463 (9,200) 45,458,263

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : April 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,200	$10.40	$95,680.00	
9,200	Total value of shares exercised =	$95,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

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Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
C535000(8)	CHAN YUK KING	Individual
G476008(4)	LEE YIN KWAN	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C535000(8) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN YUK KING

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 18/F, BLOCK 16 KINGSTON HEIGHTS
HONG KONG GARDEN, TSING LUNG TAU. N.T., HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G476008(4) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEE YIN KWAN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 33E BLK 4 VERBENA HEIGHTS
8 MAU TAI ROAD, TSEUNG KWAN , HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494021556.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494021556.00**	**86084215.00**	**0.00**

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001125752A

Transaction No.	Company Registration No.	Company Name
C050137247	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001125752A

Date/Time : 11/04/2005 14:13

Transaction No : C050137247

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 779.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,830 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,494,021,556 4,830 1,494,026,386	1,494,021,556 4,830 1,494,026,386	Before Exercise Less Exercise After Exercise	45,458,263 (4,830) 45,453,433

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui Li Mei — Authorised Signature : 

Designation : Assistant Secretary — Date : April 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the *additional* listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,830	$14.73	$71,145.90	
4,830	Total value of shares exercised =	$71,145.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S00047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4830		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
C535000(8)	CHAN YUK KING	Individual
S1557616B	WU FEI CHIN	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C535000(8) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN YUK KING

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 18/F, BLOCK 16 KINGSTON HEIGHTS

HONG KONG GARDEN, TSING LUNG TAU. N.T., HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4560

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1557616B [Retrieve Details]

Identification Type : * NRIC

Name : * WU FEI CHIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 750305 [Retrieve Address]

Block/House No. : 305

Street Name : **CANBERRA ROAD**

Unit : # 05 - 59

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 270

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494026386.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494026386.00**	**86084215.00**	**0.00**

11/4

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/04/2005

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001126063A	Date/Time : 11/04/2005 15:49
Transaction No	: C050137575	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 769.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,010,556	1,494,010,556	Before Exercise	45,469,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,800	1,800	Less Exercise	(1,800)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,012,356	1,494,012,356	After Exercise	45,467,463

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Jeannie Hui — Authorised Signature : ....

Designation : Assistant Secretary — Date : April 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$12.27	$22,086.00	
1,800	Total value of shares exercised =	$22,086.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S00047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S08205992 / ANG KONG HUA
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
C535000(8)	CHAN YUK KING	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C535000(8) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN YUK KING

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 18/F, BLOCK 16 KINGSTON HEIGHTS
HONG KONG GARDEN, TSING LUNG TAU. N.T., HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

Save | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494012356.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494012356.00**	**86084215.00**	**0.00**



11/6

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/04/2005

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DEPOSIT SERVICES

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Statement of Transaction for Deposit Service Account

From 11/04/2005 To 11/04/2005

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	11/04/2005	**Balance Brought Forward**				**799.00**
1	11/04/2005 13:05:30	S1379645I	Lodgment Of Return Of Allotment Of Share / 199901152M C050137129	ACR0000001125657A	10.00	0.00
2	11/04/2005 14:13:36	S1379645I	Lodgment Of Return Of Allotment Of Share / 199901152M C050137247	ACR0000001125752A	10.00	0.00
Total					**20.00**	**0.00**
Balance Carried Down						**779.00**

The above information will be treated as correct unless you notify us of any error within days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

Ok

DBS

April 7, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

enc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,005,756	1,494,005,756	Before Exercise	45,474,063
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	4,800	4,800	Less Exercise	(4,800)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,010,556	1,494,010,556	After Exercise	45,469,263

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : April 7, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,800	$12.93	$62,064.00	
4,800	Total value of shares exercised =	$62,064.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital - Allotted Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D057190(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN YIU SUN ANDREW

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G7 GREENVIEW GARDENS, 125 ROBINSON ROAD
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494010556.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494010556.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/04/2005

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001121955A

Transaction No.	Company Registration No.	Company Name
C050133385	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001121955A

Date/Time : 07/04/2005 15:27

Transaction No : C050133385

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 799.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

April 5, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,977,126 1,800 1,493,978,926	1,493,977,126 1,800 1,493,978,926	Before Exercise Less Exercise After Exercise	45, 502,693 (1,800) 45,500,893

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : April 5, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares *(unless the additional listing fee payable is covered in the previous payment)*

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$12.27	$22,086.00	
1,800	Total value of shares exercised =	$22,086.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Proceeding | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E433907(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHOI PO CHU

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 11/F BLK 26 LAGUNA CITY

KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493978926.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493978926.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/04/2005

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001118890A

Transaction No.	Company Registration No.	Company Name
C050130199	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001118890A

Date/Time : 05/04/2005 18:25

Transaction No : C050130199

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 829.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,840 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,978,926 25,840 1,494,004,766	1,493,978,926 25,840 1,494,004,766	Before Exercise Less Exercise After Exercise	45, 500,893 (25,840) 45,475,053

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : 

Designation : Assistant Secretary

Date : April 5, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,840	$10.40	$268,736.00	
25,840	Total value of shares exercised =	$268,736.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution Authorisation | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25840		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	[illegible]	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1619288J [Retrieve Details]

Identification Type : * NRIC

Name : * LOU MUI LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
(•) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658755 [Retrieve Address]

Block/House No. : 42

Street Name : **BURGUNDY CRESCENT**

Unit : # -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 9840

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S27051181 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * DAVID FAULKNER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268443 [Retrieve Address]

Block/House No. : 108

Street Name : **JALAN LIM TAI SEE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 16000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494004766.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494004766.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001119098A

Transaction No.	Company Registration No.	Company Name
C050130482	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001119098A	Date/Time : 06/04/2005 09:23
Transaction No	: C050130482	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 819.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 990 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,494,004,766	1,494,004,766	Before Exercise	45, 475,053
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	990	990	Less Exercise	(990)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,494,005,756	1,494,005,756	After Exercise	45,474,063

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : April 5, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
990	$14.73	$14,582.70	
990	Total value of shares exercised =	$14,582.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allotment | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description :
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	990		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E433907(3) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHOI PO CHU

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 11/F BLK 26 LAGUNA CITY

KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 990

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1494005756.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1494005756.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001119794A

Transaction No.	Company Registration No.	Company Name
C050131133	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001119794A

Date/Time : 06/04/2005 13:39

Transaction No : C050131133

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 809.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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April 4, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,957,126 20,000 1,493,977,126	1,493,957,126 20,000 1,493,977,126	Before Exercise Less Exercise After Exercise	45,522,693 (20,000) 45,502,693

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : April 4, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$10.40	$208,000.00	
20,000	Total value of shares exercised =	$208,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
C365631(2)	POON CHI WING	Individual
D091893(9)	NG WAI CHING	Individual
S1230249E	ONG HONG SENG	Individual
S1557330I	KOH LAY HUA	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1557330I [Retrieve Details]

Identification Type : * NRIC

Name : * KOH LAY HUA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596714 [Retrieve Address]

Block/House No. : 36

Street Name : **TOH TUCK ROAD**

Unit : # 07 - 05

Building/Estate Name : **GOODLUCK GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **D091893(9)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * NG WAI CHING

Nationality : * AUSTRALIAN (701)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- Local
- Foreign (selected)

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT F, 35/F , TOWER 3, THE BELCHER'S, 89 POKFULAM ROAD
HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		4200	4200

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 4200

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 04/04/2005

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Identification No. is invalid.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C365631(2) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * POON CHI WING

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14/F MAN YEE BUILDING, 68 DES VOEUX ROAD
CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1230249E [Retrieve Details]

Identification Type : * NRIC

Name : * ONG HONG SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 455935 [Retrieve Address]

Block/House No. : 452

Street Name : **SIGLAP ROAD**

Unit : # 02 - 06

Building/Estate Name : **FLAMINGO VALLEY**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493977126.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493977126.00**	**86084215.00**	**0.00**



bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001116406A

Date/Time : 04/04/2005 15:01

Transaction No : C050127628

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 839.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

April 1, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,949,126 1,800 1,493,950,926	1,493,949,126 1,800 1,493,950,926	Before Exercise Less Exercise After Exercise	45,530,693 (1,800) 45,528,893

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham Authorised Signature : ....

Designation : Assistant Secretary Date : April 1, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$12.27	$22,086.00	
1,800	Total value of shares exercised =	$22,086.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G598201(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * HO PO SUM

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 17/F, SCHOLASTIC GARDEN

4F LYTTELTA ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493950926.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493950926.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/04/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001114150A

Transaction No.	Company Registration No.	Company Name
C050125101	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001114150A

Date/Time : 01/04/2005 14:57

Transaction No : C050125101

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 859.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,950,926	1,493,950,926	Before Exercise	45,528,893
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	6,200	6,200	Less Exercise	(6,200)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,493,957,126	1,493,957,126	After Exercise	45,522,693

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : April 1, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,200	$10.40	$64,480.00	
6,200	Total value of shares exercised =	$64,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	[illegible]	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G598201(3)	HO PO SUM	Individual
S1114149H	JAYAPRAKASH S/O VISWAMBHARAN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1114149H [Retrieve Details]

Identification Type : * NRIC

Name : * JAYAPRAKASH S/O VISWAMBHARAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417023 [Retrieve Address]

Block/House No. : 86F

Street Name : **LORONG MELAYU**

Unit : # -

Building/Estate Name : **MALAYSIA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital Increase Application | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G598201(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * HO PO SUM

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 17/F, SCHOLASTIC GARDEN

4F LYTTELTA ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493957126.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493957126.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/04/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001114177A

Transaction No.	Company Registration No.	Company Name
C050125132	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001114177A

Date/Time : 01/04/2005 15:05

Transaction No : C050125132

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 849.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

March 31, 2005



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,946,126 3,000 1,493,949,126	1,493,946,126 3,000 1,493,949,126	Before Exercise Less Exercise After Exercise	45, 533,693 (3,000) 45,530,693

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : March 31, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.27	$36,810.00	
3,000	Total value of shares exercised =	$36,810.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Power of ... | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D843945(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG SHIU KAY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : NO. 4 PARK ROAD PARKWAY COURT BLK A, RM 1205
MID-LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493949126.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493949126.00**	**86084215.00**	**0.00**

bizFILE


PAYMENTS



Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/03/2005

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001112774A

Transaction No.	Company Registration No.	Company Name
C050123573	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001112774A

Date/Time : 31/03/2005 18:04

Transaction No : C050123573

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 869.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,930 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,938,196	1,493,938,196	Before Exercise	45, 541,623
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	7,930	7,930	Less Exercise	(7,930)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,493,946,126	1,493,946,126	After Exercise	45,533,693

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....



Designation : Assistant Secretary

Date : March 31, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,930	$10.40	$82,472.00	
7,930	Total value of shares exercised =	$82,472.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution Made | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7930		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D671208(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG YU HUNG LAWRENCE

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 9/F, WILTON PLACE
18 PARK ROAD, MID LEVELS, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Shares allotted | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1550867A [Retrieve Details]

Identification Type : * NRIC

Name : * GOH NAI MIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478935 [Retrieve Address]

Block/House No. : 19

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 18 - 01

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 710

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1746759Z [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIEW INN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598719 [Retrieve Address]

Block/House No. : 3

Street Name : **HUME AVENUE**

Unit : # 07 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G435519(8) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LUK SHEUNG YIN KENNETH

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 99 QUEEN'S ROAD CENTRAL HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3720

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 31/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493946126.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493946126.00**	**86084215.00**	**0.00**


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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/03/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001112496A

Transaction No.	Company Registration No.	Company Name
C050123305	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001112496A	Date/Time : 31/03/2005 17:13
Transaction No	: C050123305	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 879.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

March 30, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 set of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,897,516	1,493,897,516	Before Exercise	45,582,303
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	8,000	8,000	Less Exercise	(8,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,493,905,516	1,493,905,516	After Exercise	45,574,303

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : 

Designation : Assistant Secretary

Date : March 30, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$12.93	$103,440.00	
8,000	Total value of shares exercised =	$103,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D057190(4)	KWAN YIU SUN ANDREW	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D057190(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN YIU SUN ANDREW

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G7 GREENVIEW GARDENS, 125 ROBINSON ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493905516.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493905516.00**	**86084215.00**	**0.00**

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/03/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001110233A

Transaction No.	Company Registration No.	Company Name
C050120877	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001110233A

Date/Time : 30/03/2005 16:39

Transaction No : C050120877

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 899.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,680 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,905,516	1,493,905,516	Before Exercise	45,574,303
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	32,680	32,680	Less Exercise	(32,680)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,493,938,196	1,493,938,196	After Exercise	45,541,623

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : March 30, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,680	$10.40	$339,872.00	
32,680	Total value of shares exercised =	$339,872.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1418961J	DESMOND CHOO HOON KIONG	Individual
S1719342B	CHEW CHEE KEONG	Individual
S2594361I	EE HUEI CHING	Individual
S7099071G	KATHLEEN KOH GAIK SIM	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32680		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S25943611 [Retrieve Details]

Identification Type : * NRIC

Name : * EE HUEI CHING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 088644 [Retrieve Address]

Block/House No. : 49

Street Name : **SPOTTISWOODE PARK ROAD**

Unit : # 07 - 02

Building/Estate Name : **OAKSWOOD HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1719342B [Retrieve Details]

Identification Type : * NRIC

Name : * CHEW CHEE KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 368237 [Retrieve Address]

Block/House No. : 570

Street Name : **MACPHERSON ROAD**

Unit : # 02 - 01

Building/Estate Name : **MACPHERSON GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 9840

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1418961J [Retrieve Details]

Identification Type : * NRIC

Name : * DESMOND CHOO HOON KIONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436881 [Retrieve Address]

Block/House No. : 3

Street Name : **TANJONG RHU ROAD**

Unit : # 08 - 04

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2880

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7099071G [Retrieve Details]

Identification Type : * NRIC

Name : * KATHLEEN KOH GAIK SIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 257959 [Retrieve Address]

Block/House No. : 19

Street Name : **STEVENS CLOSE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 15960

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493938196.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493938196.00**	**86084215.00**	**0.00**



30/3


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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/03/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001110764A

Transaction No.	Company Registration No.	Company Name
C050121466	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


Print Receipt


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GST No. :M9-0008879-T

RECEIPT

Date/Time : 31/03/2005 09:26

Receipt No	: ACR0000001110764A
Transaction No	: C050121466
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 889.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

March 28, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Winnie Ong
Bank Executive
(65) 6878 6141

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,520 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,866.676 5,520 1,493,872,196	1,493,866,676 5,520 1,493,872,196	Before Exercise Less Exercise After Exercise	45, 613,143 (5,520) 45,607,623

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : March 28, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,520	$10.40	$57,408.00	
5,520	Total value of shares exercised =	$57,408.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5520		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1121887C Retrieve Details

Identification Type : * NRIC

Name : * CHAN TICK YEOW, ARNOLD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310037 Retrieve Address

Block/House No. : 37

Street Name : **LORONG 5 TOA PAYOH**

Unit : # 23 - 353

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 120

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G470769(8) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAM KIM FUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT B, 12/F, TSANG CHEUNG HOUSE, 444 NATHAN ROAD,

KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493872196.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493872196.00**	**86084215.00**	**0.00**

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PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2005

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001106187A

Transaction No.	Company Registration No.	Company Name
C050116474	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001106187A

Date/Time : 28/03/2005 16:06

Transaction No : C050116474

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 939.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,140 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,872,196	1,493,872,196	Before Exercise	45, 607,623
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,140	1,140	Less Exercise	(1,140)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,493,873,336	1,493,873,336	After Exercise	45,606,483

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : March 28, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,140	$14.73	$16,792.20	
1,140	Total value of shares exercised =	$16,792.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1140		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Class of Capital / Shares Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1121887C [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN TICK YEOW, ARNOLD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310037 [Retrieve Address]

Block/House No. : 37

Street Name : **LORONG 5 TOA PAYOH**

Unit : # 23 - 353

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1140

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2005 (dd/mm/yyyy)

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493873336.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493873336.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001106774A

Transaction No.	Company Registration No.	Company Name
C050117042	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001106774A

Date/Time : 28/03/2005 18:34

Transaction No : C050117042

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 929.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

March 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,380 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,493,875,136 22,380 1,493,897,516	1,493,875,136 22,380 1,493,897,516	Before Exercise Less Exercise After Exercise	45,604,683 (22,380) 45,582,303

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....



Date : March 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,380	$10.40	$232,752.00	
22,380	Total value of shares exercised =	$232,752.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22380		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1292835A	BAEY CHIN CHENG	Individual
S1810320F	YONG HO HSIANG	Individual
S2574366J	AW TAI LEE	Individual
S2644499C	CHUNG WAI TAK	Individual
S6827862G	YEO CHEE TIONG	Individual
S7145499A	WONG WEI WEI GRACE	Individual
S7213645D	WENDY SIM PEI PEI	Individual

Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7213645D [Retrieve Details]

Identification Type : * NRIC

Name : * WENDY SIM PEI PEI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 753359 [Retrieve Address]

Block/House No. : 359C

Street Name : **ADMIRALTY DRIVE**

Unit : # 12 - 30

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2644499C [Retrieve Details]

Identification Type : * NRIC

Name : * CHUNG WAI TAK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465925 [Retrieve Address]

Block/House No. : 31

Street Name : **KEW WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7145499A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG WEI WEI GRACE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465558 [Retrieve Address]

Block/House No. : 30

Street Name : **TANAH MERAH KECHIL ROAD**

Unit : # 03 - 05

Building/Estate Name : **EAST MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1620

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2574366J [Retrieve Details]

Identification Type : * NRIC

Name : * AW TAI LEE

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 558504 [Retrieve Address]

Block/House No. : 36

Street Name : **CHUAN TERRACE**

Unit : # -

Building/Estate Name : **CHUAN TERRACE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1810320F [Retrieve Details]

Identification Type : * NRIC

Name : * YONG HO HSIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 760746 [Retrieve Address]

Block/House No. : 746

Street Name : **YISHUN STREET 72**

Unit : # 06 - 117

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1292835A [Retrieve Details]

Identification Type : * NRIC

Name : * BAEY CHIN CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278698 [Retrieve Address]

Block/House No. : 371

Street Name : **HOLLAND ROAD**

Unit : # 08 - 01

Building/Estate Name : **SERENADE @ HOLLAND, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6827862G [Retrieve Details]

Identification Type : * NRIC

Name : * YEO CHEE TIONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787059 [Retrieve Address]

Block/House No. : 487

Street Name : **YIO CHU KANG ROAD**

Unit : # 06 - 09

Building/Estate Name : **CASTLE GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5760

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493897516.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493897516.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001107419A

Transaction No.	Company Registration No.	Company Name
C050117786	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001107419A

Date/Time : 29/03/2005 11:31

Transaction No : C050117786

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 909.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,493,873,336 1,800 1,493,875,136	1,493,873,336 1,800 1,493,875,136	Before Exercise Less Exercise After Exercise	45,606,483 (1,800) 45,604,683

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : March 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$12.27	$22,086.00	
1,800	Total value of shares exercised =	$22,086.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | [illegible] | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
K355786	SUNTHORN RUCKPANICH	Individual
P527454	BOONKUA SORNIN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * P527454 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * BOONKUA SORNIN

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *
○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2/333 YOOCHAROEN VILLAGE, SOI PHAHOLYOTHIN 40
JATUCHAK, BANGKOK 10900, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * K355786 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * SUNTHORN RUCKPANICH

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 85 SUKUMVIT 68 BANGNA BANGKOK 10260
THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493875136.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493875136.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001107259A

Transaction No.	Company Registration No.	Company Name
C050117622	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001107259A

Date/Time : 29/03/2005 10:48

Transaction No : C050117622

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 919.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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March 24, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 set of Returns of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Analyst
(65) 6878 5304

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,750 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,844,926	1,493,844,926	Before Exercise	45,634,893
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	21,750	21,750	Less Exercise	(21,750)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,493,866,676	1,493,866,676	After Exercise	45,613,143

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : 

Designation : Assistant Secretary

Date : March 24, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,750	$10.40	$226,200.00	
21,750	Total value of shares exercised =	$226,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S00047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S0820599Z / ANG KONG HUA
- S1137875G / BERNARD CHEN TIEN LAP
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21750		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D057190(4)	KWAN YIU SUN ANDREW	Individual
K455464(7)	YIP KWOK KWAN	Individual
S1484767G	NG WEI JOO	Individual
S1597058H	LEE SENG HWANG	Individual
S1807859G	FOO BOON PING	Individual
S6939442F	TYE MOO YIN	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D057190(4) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN YIU SUN ANDREW

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G7 GREENVIEW GARDENS, 125 ROBINSON ROAD
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6939442F [Retrieve Details]

Identification Type : * NRIC

Name : * TYE MOO YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529870 [Retrieve Address]

Block/House No. : 37

Street Name : **SIMEI STREET 4**

Unit : # 01 - 10

Building/Estate Name : **MODENA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2920

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (selected) **Allottee is an Individual**
- **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1597058H [Retrieve Details]

Identification Type : * NRIC

Name : * LEE SENG HWANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (selected) Local
- Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 670213 [Retrieve Address]

Block/House No. : 213

Street Name : **PETIR ROAD**

Unit : # 05 - 503

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3450

c) Class of shares allotted : Ordinary ▾

d) Currency : SINGAPORE DOLLAR (099) ▾

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1484767G [Retrieve Details]

Identification Type : * NRIC

Name : * NG WEI JOO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 799105 [Retrieve Address]

Block/House No. : 18

Street Name : **JALAN TARI SERIMPI**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Postal Code is required.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * K455464(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * YIP KWOK KWAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : C/O DBS ASIS CAPITAL LTD, 16/F MAN YEE BLDG,
68 VOUEX ROAD, CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6480

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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bizFILE

PAYMENTS

Payment Application

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/03/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001103814A

Transaction No.	Company Registration No.	Company Name
C050113816	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001103814A

Date/Time : 24/03/2005 15:46

Transaction No : C050113816

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 954.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,493,843,126	1,493,843,126	Before Exercise	45,636,693
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	1,800	1,800	Less Exercise	(1,800)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,493,844,926	1,493,844,926	After Exercise	45,634,893

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : 

Designation : Assistant Secretary

Date : March 24, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$12.27	$22,086.00	
1,800	Total value of shares exercised =	$22,086.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (selected) Yes
- No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1137875G / BERNARD CHEN TIEN LAP
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D057190(4)	KWAN YIU SUN ANDREW	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D057190(4) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN YIU SUN ANDREW

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G7 GREENVIEW GARDENS, 125 ROBINSON ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1493844926.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1493844926.00**	**86084215.00**	**0.00**

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/03/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001103656A

Transaction No.	Company Registration No.	Company Name
C050113631	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001103656A	Date/Time : 24/03/2005 15:01
Transaction No	: C050113631	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 964.00

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